2025 REPORT

Lancasters LLC


SEEKING
Persephone

Dear investors,

Thank you for believing in Seeking Persephone and for your patience as we worked to bring it to release. After completing post-production, we held 36 sold-out private theatrical screenings across four U.S. states to test the film with real audiences. That process gave us valuable feedback, confirmed real demand for this story, and helped us strengthen the final product.

The trailer gained strong organic traction across social media with no paid advertising, which strengthened our position in distribution conversations. We signed a distribution deal with Candlelight Media Group, and as of early 2026, the film is available to buy in the United States and the UK on Amazon Video and in the US on Fandango at Home.

We are grateful for the support that made it possible and are continuing to work on expanding availability.

We need your help!

The most impactful thing you can do right now is buy or rent Seeking Persephone on Amazon Video or Fandango at Home and then tell people about it. Word of mouth is everything for an independent film. If you enjoy it, leaving a review on Amazon makes a real difference in how the film gets surfaced to new viewers. Share it on social media, recommend it to friends and family, and especially to anyone who cares about high-quality, family-friendly entertainment. Every view and every share helps build the momentum that benefits all of us.

Sincerely,

John Lyde

Producer

Paul D Eden

Managing Member

How did we do this year?

REPORT CARD

B+

☺ The Good

We completed the film and it turned out beautifully. It's just what

☹ The Bad

The path from finished film to release took longer than hoped.

we envisioned it would be.

We held 36 private screenings across four U.S. states, gaining real audience feedback to fine-tune the film.

The trailer gained strong organic traction across social media. We signed with a distributor, Candlelight Media Group.

Independent distribution takes patience.

Building distribution momentum for an independent film takes more time than most people expect.

Expanding availability to more countries is an ongoing process that will take additional time and patience.

2025 At a Glance

January 1 to December 31


$$$$

$117,249
Revenue



$66,832
Net Profit


IOU!

$8,257
Short Term Debt



$505,266
Raised in 2025



$48,028
Cash on Hand
As of 03/21/25

We ❤️ Our 535 Investors

Thank You For Believing In Us

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Thank You!

From the Lancasters LLC Team



John Lyde

Producer

More than 50 director credits, 81 editor credits and 65 cinematography credits, John has travelled throughout the world directing various genres of movies,...



Sarah Eden

Executive Producer/Writer

Sarah is a USA Today best selling author of more than 75 witty and charming historical romance novels, which have sold well over one million copies worldwide.



Ron Brough

Executive Producer

Ron is a creative motion picture producer with more than twenty years of expertise in developing

films and taking them from...

Details

The Board of Directors

Director	Occupation	Joined
Sarah M Eden	Author @ Self-Employed	2023
Paul D Eden	Chief Operating Officer and Co-Owner @ SMEden LLC	2025
John K Lyde	Director/Producer @ Self-Employed	2023

Officers

Officer	Title	Joined
Sarah M Eden	Managing Member	2023
Paul D Eden	Managing Member	2025
John K Lyde	Managing Member	2023

Voting Power

Holder	Securities Held	Voting Power
Sarah M Eden	Membership interest	25.0%
John K Lyde	membership interest	30.0%
Paul D Eden	Membership Interests	25.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
10/2023	$234,227		Section 4(a)(2)
04/2025	$505,266		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

Name	Ron Brough
Amount Invested	$25,000
Transaction type	Other
Issued	12/31/2025

Issued	12/31/2025
Relationship	Member (20% ownership interest)

Project financing with revenue participation rights.Not an equity investment. Classified as a project financing obligation on the balance sheet.

Name	Lyde Inc
Amount Invested	$87,500
Transaction type	Other
Issued	12/31/2025
Relationship	Affiliate of Managing Member (John K. Lyde)

Project financing with revenue participation rights. Not an equity investment. Classified as a project financing obligation on the balance sheet.

Name	SMEden LLC
Amount Invested	$100,000
Transaction type	Other
Issued	12/31/2025
Relationship	Affiliate of Managing Member (Sarah M. Eden)

Project financing with revenue participation rights. Not an equity investment. Classified as a project financing obligation on the balance sheet.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Membership Interests	100	100	Yes
Revenue Participation Interests (Film Financing Agreements)	535	535	No

Warrants:	0
Options:	0

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

John K Lyde and Sarah M Eden are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Production Delays or Cost Overruns: Filming on location in England could face unexpected delays or increased costs due to weather, logistics, or other factors outside the production's control.

Distribution Risk: While the team has had success selling films to platforms like Netflix and Amazon in the past, there's no guarantee this specific film will secure favorable distribution deals.

Market Saturation: The success of shows like Bridgerton may lead to an oversaturation of regency romance content, potentially reducing audience demand for this film.

Adaptation Challenges: Adapting a beloved book series carries the risk of disappointing existing fans if the film doesn't meet their expectations.

Budget Constraints: The relatively low budget compared to similar productions (e.g. Bridgerton, Emma) may limit production quality or marketing efforts, potentially impacting the film's commercial success.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a

objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby. In the future, we will perform valuations of our common units that take into account factors such as the following:

unrelated third party valuations of our common units; the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units; our results of operations, financial position and capital resources; current business conditions and projections; the lack of marketability of our common units; the hiring of

key personnel and the experience of our management; the introduction of new products; the risk inherent in the development and expansion of our products; our stage of development and material risks related to our business; the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business; industry trends and competitive environment; trends in consumer spending, including consumer confidence; overall economic indicators, including gross domestic product, employment, inflation and interest rates; and the general economic outlook. We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Lancasters LLC

Utah Limited Liability Company
Organized October 2023
0 employees
1614 South 1740 West
Lehi UT 84043 https://seekingpersephonemovie.com/

Business Description

Refer to the Lancasters LLC profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Lancasters LLC is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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